DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05046147

February 25, 2005

W. Mark Young
Andrews & Kurth L.L.P.
600 Travis, Suite 4200
Houston, TX 77002

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2005

Re: Weatherford International Ltd.
Incoming letter dated January 3, 2005

Dear Mr. Young:

This is in response to your letter dated January 3, 2005 concerning the shareholder proposal submitted to Weatherford International Ltd. by the Massachusetts Laborers' Pension Fund. We also have received a letter from the proponent dated February 15, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

ANDREWS
ATTORNEYS KURTH LLP

Andrews & Kurth L.L.P.
600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

Securities Exchange Act of 1934
Section 14(a)
Rules 14a-8(i)(7), 14a-8(i)(5), 14a-8(i)(3) and 14a-8(i)(10)

January 3, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Weatherford International Ltd.: Shareholder Proposal on Impact of Bermuda Reorganization*

Ladies and Gentlemen:

On behalf of our client, Weatherford International Ltd., a Bermuda exempted company ("*Weatherford International Ltd.*"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "*Exchange Act*"), in reference to the shareholder proposal described below. References in this letter to "*Weatherford*" refer to Weatherford International Ltd. and its subsidiaries on a consolidated basis unless the context otherwise requires.

On behalf of Weatherford and in accordance with Rule 14a-8 promulgated under the Exchange Act, we are writing to request that the staff of the Division of Corporation Finance (the "*Staff*") confirm that it concurs in our judgment that the Proposal (as defined below) may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action against Weatherford to the Securities and Exchange Commission (the "*Commission*") if the Proposal is omitted. We have been advised by Weatherford as to the factual matters set forth herein.

Shareholders of Weatherford have submitted a proposal and supporting statement for inclusion in the proxy materials for Weatherford's 2005 Annual Meeting scheduled for May 13, 2005. The proposal submitted by the Massachusetts Laborers' Pension Fund (the "*Proponent*") requests that Weatherford prepare and issue a "Reincorporation Impact Statement" (the "*Impact Statement*") that "provides information relating to the ongoing impact of the 2002 change in [Weatherford's] jurisdiction of incorporation from the United States of America to Bermuda." Specifically, the Proponent believes that the Impact Statement should include the following information: (1) "[d]iscussion of the tax consequences of the reincorporation;" (2) "[d]iscussion of the effect of the move, if any, on access to international capital markets, acquisition opportunities, non-U.S. investors, global cash management, and any changes in corporate structure resulting in expansion of our current business;" and (3) "[i]mpact of legislative or regulatory changes in the U.S. (such as the Homeland Security Act Appropriations Bill) on the Company's current business or business plan." References in this letter to the "*Proposal*" refer to the proposal and the related supporting statement taken together.

As required by Rule 14a-8(j) of the Exchange Act, this letter is submitted at least 80 days before the filing of Weatherford's 2005 definitive proxy statement, and six copies of the Proposal and six copies of this letter are enclosed. Also, as required by Rule 14a-8(j), we are forwarding a copy of this letter to the Proponent duly advising the Proponent of Weatherford's intention to omit the Proposal. Please file-stamp and return the enclosed extra copy of this letter in the enclosed, self-addressed stamped envelope.

In lieu of, or in addition to, mailing a copy of its response to this no-action letter, the Staff may fax a copy to the undersigned at (713) 238-7111 or Mr. Burt M. Martin, Senior Vice President, General Counsel and Secretary of Weatherford International Ltd., at (713) 693-4484. As Weatherford does not have a fax number for Ms. Linda Priscilla, the Proponent's Corporate Governance Advisor and designated representative for copies of correspondence, the Commission may fax a copy of its response to Mr. Thomas P. V. Masiello, Administrator for the Proponent, at (781) 238-0717. Alternatively, the Staff can submit its response directly to the undersigned and/or Weatherford, in which case, Weatherford agrees to forward promptly the response to the Proponent. *See* Staff Legal Bulletin No. 14B (CF) (September 15, 2004).

Summary

Weatherford is one of the world's leading providers of equipment and services used for drilling, completion and production of oil and natural gas wells. Weatherford conducts operations in approximately 100 countries and has service and sales locations in nearly all of the oil and natural gas producing regions in the world. Weatherford is among the leaders in each of its primary markets, and its distribution and service network is one of the most extensive in the oil and natural gas industry. Weatherford's business is divided into two principal operating divisions: (i) drilling services; and (ii) production systems. Effective June 26, 2002, Weatherford International Ltd. became the parent holding company of Weatherford International Inc., a

Delaware corporation ("*Weatherford Delaware*"), following a corporate reorganization. Each share of common stock of Weatherford Delaware automatically converted into the right to receive a common share of Weatherford International Ltd. Thus, the stockholders of Weatherford Delaware became shareholders of Weatherford International Ltd., which, together with its subsidiaries, continues to be engaged in the same business that Weatherford Delaware and its subsidiaries were engaged in prior to the reorganization. The reorganization was accounted for as a reorganization of entities under common control and, accordingly, did not result in any changes to Weatherford's consolidated amounts of assets, liabilities or shareholders' equity. As Weatherford International Ltd. did not "reincorporate" to Bermuda, we interpret the Proposal as requesting a report on the ongoing impact of the corporate reorganization discussed above (and discussed in greater detail below).

Management of Weatherford believes it is appropriate to exclude the Proposal from its proxy materials because (1) the Proposal deals with matters relating to Weatherford's ordinary business operations, (2) the Proposal partially relates to operations which are not economically or otherwise significant to Weatherford's business, (3) the Proposal contains "materially false or misleading statements" as those terms are used in the Commission's proxy rules, and (4) the action requested has already been substantially implemented. Weatherford believes that it is entitled to exclude the Proposal from its 2005 proxy materials:

- under Rule 14a-8(i)(7), which permits exclusion of proposals that deal with matters relating to the company's ordinary business operations;

- under Rule 14a-8(i)(5), which permits exclusion of proposals that relate to operations which account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

- under Rule 14a-8(i)(3), which permits exclusion of proposals that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits "materially false or misleading statements" in proxy soliciting materials; and

- under Rule 14a-8(i)(10), which allows exclusion of proposals if the company has already substantially implemented the proposal.

Discussion

A. Rule 14a-8(i)(7)

Weatherford believes that the Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the "ordinary business" exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." *Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking & Currency*, 85th Cong., 1st Sess. part 1, at 119 (1957), reprinted in part in Exchange Act Release No. 34-19135, n. 47 (October 14, 1982).

In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position, stating: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). *See also* Delaware General Corporation Law §141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."). The Commission went on to say:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Exchange Act Release No. 34-40018 (May 21, 1998).

Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report regarding the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. *See, e.g., AT&T Corp.* (avail. February 21, 2001); *The Mead Corp.* (avail. January 31, 2001).

In a 1983 release, the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) of proposals requesting reports on matters which relate to a company's ordinary business operations. *See* Exchange Act Release No. 34-20091 (August 16, 1983). Paragraph II.E.5. of that release discussing Rule 14a-8(c)(7), now Rule 14a-8(i)(7), states, "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."

The various subject matters of the Impact Statement called for by the Proposal, addressing the consequences and impacts of Weatherford's reorganization as a Bermuda company, encroaches upon areas which are fundamental to management's day-to-day operation of Weatherford's business and, therefore, is excludable under Rule 14a-8(i)(7). *See* Exchange Act Release No. 34-40018 (May 21, 1998). This conclusion is evidenced by the Proposal itself, which concerns such subjects as the impact of legislative or regulatory changes in the U.S. on Weatherford's current business or business plan, tax consequences of the reorganization, and Weatherford's ability to access international capital markets, acquisition opportunities, non-U.S. investors and global cash management, and the effect of any changes in corporate structure resulting in expansion of Weatherford's current business. These are ordinary business matters.

The Proposal's principal focus is Weatherford's economic and competitive position. The Proponent states that it believes "[s]hareholders deserve information that spells out the effects of the reincorporation and allows [them] to better assess potential risks." Evaluation of risks related to regulations and damage to reputation is a fundamental part of ordinary business operations, and is best left to management and the board of directors. *See The Mead Corp.* (avail. January 31, 2001); *Xcel Energy Inc.* (avail. April 1, 2003).

The second consideration underlying the ordinary business exclusion relates to the degree to which the Proposal seeks to micro-manage Weatherford. Because the Proposal potentially involves excessive detail and involves complex business matters, the Proponent seeks to micro-manage Weatherford on an impermissible level:

- First, an analysis of regulatory and business issues, tax consequences and access to international capital markets, acquisition opportunities, non-U.S. investors and global cash management, is a task of vast scope involving intricate detail.

- Second, the report would probe too deeply into complex matters upon which shareholders, as a group, are not in a position to make an informed judgment.

- Third, management believes that evaluation of the effect of the reorganization and its risks and potential regulatory impact on Weatherford's business is a complex process that involves a mix of confidential, competitively significant and otherwise nonpublic information (in addition to the proprietary information that the Proponent would allow to be omitted from the report).

Management respectfully submits that its business deliberations are most effectively conducted in its corporate offices and board room, rather than reflected in a more public forum such as a proxy statement or a report to shareholders.

The Proponent will contend that the Proposal involves a "sufficiently significant social policy issue," and therefore is an exception to the rule allowing the exclusion of proposals relating to ordinary business matters. To begin with, Weatherford does not believe that corporate reorganizations in foreign jurisdictions involve a significant social policy issue. However, in the event that the Staff does not agree with Weatherford on the social significance of this issue, the Proposal is still excludable because, at best, it only tangentially relates to the issue of foreign reorganizations. The Proposal merely requests an evaluation of essentially ordinary business activities—evaluation of the economic and regulatory effects of a merger whereby a U.S. company becomes the wholly-owned subsidiary of a non-U.S. company. The standard with regard to exclusion of a proposal pursuant to Rule 14a-8(i)(7) is not whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of any significant social policy issue. The Proposal requests no action in furtherance of a significant social policy issue, but instead focuses squarely on the business prospects and strategy of Weatherford. The Proponent simply cannot circumvent Rule 14a-8(i)(7) by coupling ordinary business matters with a reference to a social policy issue. *See, e.g., Wal-Mart Stores, Inc.* (avail. March 15, 1999) (the Staff stated it would not recommend enforcement action if a proposal which requested the company to report on actions taken to ensure its suppliers would not use child or slave labor because one element of the proposal, regarding sustainable living operations, related to ordinary business operations); *Xcel Energy Inc.* (avail. April 1, 2003) (permitting the exclusion of a proposal requiring the preparation of a report of the economic risks associated with company's emissions of certain materials, the company's efforts to reduce such emissions, and the economic benefits of reducing such emissions); *The Mead Corp.* (avail. January 31, 2001) (permitting the exclusion of a proposal requiring the preparation of a report associated with the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of Weatherford.

Further, the Proposal may be viewed as an attempt to second-guess Weatherford and to substitute the judgment of the shareholders for that of management on the legitimacy of

Weatherford's decision to consummate the reorganization (after obtaining overwhelming shareholder support for the reorganization) and the ongoing evaluation of the consequences and risks of the reorganization. Thus, the Proposal constitutes an attempt to interfere with the day-to-day conduct of ordinary business.

In addition to the foregoing, the Staff has consistently allowed omission of proposals involving the format and content, beyond legal requirements, of a company's reports to shareholders because such proposals relate to the conduct of ordinary business. *See, e.g., International Business Machines Corp.* (avail. January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy materials); *ConAgra, Inc.* (avail. June 10, 1998) (allowing omission of a proposal because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); *Circuit City Stores, Inc.* (avail. April 6, 1998) (same); *General Motors Corp.* (avail. February 28, 1997) (allowing omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); *WPS Resource Corp.* (avail. January 23, 1997) (allowing omission of a proposal requesting additional disclosure of the costs of registrant's "quality program"); *E.I. du Pont de Nemours and Co.* (avail. January 31, 1996) (allowing omission of a proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits and compliance with environmental regulations); *Pacific Telesis Group* (avail. January 30, 1992) (allowing omission of a proposal calling for disclosure in a Summary Annual Report of certain information relating to subsidiaries and investments).

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resource Corp.* (avail. January 23, 1997); *American Telephone and Telegraph Co.* (avail. January 29, 1993); *American Stores Co.* (avail. April 7, 1992); *Potomac Electric Power Co.* (avail. March 1, 1991); *Pacific Gas and Electric Co.* (avail. December 13, 1989); *Minnesota Mining and Manufacturing Co.* (avail. March 23, 1988); *Arizona Public Service Co.* (avail. February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *American Telephone and Telegraph Co.* (avail. January 29, 1993); *Arizona Public Service Co.* (avail. February 22, 1985).

While the Proposal does not require that the Impact Statement be included in any of Weatherford's periodic reports, it does require supplemental disclosure, beyond legal requirements, of the type of information already regulated by the Commission. The Commission regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies. The Commission's rules and regulations govern disclosure of not only material information about current conditions affecting a company but also any known risks and uncertainties that might have future material financial impact on such company. Whether to disclose information in addition to that which is required by the Commission is properly left to the judgment of Weatherford International Ltd.'s board of directors and management as a matter relating to the conduct of ordinary business operations. If the discretionary contents of periodic reports were not part of the conduct of a registrant's ordinary business, then periodic reports would become little more than a sounding board for special interest shareholder groups. Therefore, Weatherford believes that the Proposal is also excludable pursuant to the reasoning of the foregoing no-action letters.

On a consistent basis, the Staff also has not permitted revisions to be made to proposals that are excludable under the ordinary business exception (other than shareholder proposals relating to senior executive or director compensation). In *The Warnaco Group, Inc.* (avail. March 12, 1999), the Staff noted that although the proposal appeared to address matters outside the scope of ordinary business, the entire proposal may be omitted because one paragraph related to ordinary business matters. *See also, e.g., Z-Seven Fund, Inc.* (avail. November 3, 1999); *Wal-Mart Stores, Inc.* (avail. March 15, 1999); *Kmart Corp.* (avail. March 12, 1999); *Chrysler Corp.* (avail. March 18, 1998); Staff Legal Bulletin No. 14 (July 13, 2001). Accordingly, it is important to note that Weatherford would be entitled to omit the entire Proposal if even a single element of the Proposal is deemed by the Staff to relate to ordinary business matters.

For the reasons set forth above, Weatherford respectfully submits that the Proposal may be excluded in its entirety by virtue of Rule 14a-8(i)(7) of the Exchange Act.

B. Rule 14a-8(i)(5)

Weatherford believes that the Proposal relates to an insignificant portion of its business and is therefore not relevant. Under Rule 14a-8(i)(5) of the Exchange Act, a shareholder proposal that relates to operations of a company which account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business may be omitted from the company's proxy materials. The Staff has generally interpreted the phrase "otherwise significantly related to the company's business" to require proposals that raise significant policy issues to be included in proxy materials despite the fact that they implicate less than 5% of a company's assets. *See* Exchange Act Release No. 34-19135 (October 14, 1982). In adopting the predecessor to the (i)(5) exclusion in 1976, the Commission stated that this exclusion is not to be applied mechanically or with reference solely to an economic standard. That is because "there are many instances in which the matter involved in a proposal is significant to an issuer's business even though such significance is not apparent from an economic standpoint." Exchange Act Release No. 34-12999 (November 22, 1976).

The Proposal includes a request that the Impact Statement include information regarding the "[i]mpact of legislative or regulatory changes in the U.S. (such as the Homeland Security Act

Appropriations Bill) on the Company's current business or business plan." Elsewhere in the Proposal, the Proponent notes that "the Impact Statement seeks to elicit information regarding ...the ongoing potential risks that could arise from legislation restricting our Company's ability to bid and obtain U.S. or State Government contracts." We have been advised by Weatherford that the entire Weatherford consolidated group (Weatherford International Ltd. and all of its consolidated subsidiaries) had only one contract with, and infrequent sales of miscellaneous products to, the U.S. government and no contracts with or sales to state governments during the fiscal year ended December 31, 2003. The revenues from the lone contract and infrequent sales were less than $450,000 for the fiscal year ended December 31, 2003. Further, the aforementioned contract expired in early 2004, and the revenue generated under that contract for 2004 was less than $80,000. Weatherford's total assets, net earnings and gross sales were approximately $5 billion, $143 million and $2.6 billion, respectively, for the fiscal year ended December 31, 2003. Accordingly, the amount of Weatherford's business generated by U.S. and state government contracts was miniscule and well below the 5% thresholds set forth in Rule 14a-8(i)(5) for the fiscal year ended December 31, 2003. As such, the relation of the Proposal to Weatherford's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5) of the Exchange Act. *See, e.g., Arvin Industries, Inc.* (avail. February 8, 1979) (the Staff found some basis for management to omit under Rule 14a-8(c)(5) a proposal seeking a report on sales of technologies to South African government or business interests where there were no such sales); *Lockheed Aircraft Corp.* (avail. July 25, 1977) (proposal excluded where company had made no purchases from Communist bloc regimes in the year then past and that sales to such countries were insignificant in dollar amount and as a percentage of the company's overall business).

The Proposal also relates to operations of Weatherford which are not otherwise significantly related to Weatherford's business. As recognized in *Lovenheim v. Iroquois Brands, Ltd.*, 618 F.Supp. 554 (D.D.C. 1985), a proposal could be omitted if it was "ethically significant in the abstract but had no meaningful relationship to the business of [the company]." *Id.* at 561. *See, e.g., J.P. Morgan & Co. Inc.* (avail. February 5, 1999) (in which the Staff concurred that the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs are settled and total restitution made, because the company's operations related to Switzerland were less than five percent and the proposal was not otherwise significantly related to the company's business). While the Staff has required shareholder proposals relating to social issues to be included in the proxy materials of companies whose business related to the proposal (*see, e.g., Aon Corp.* (avail. March 6, 1997) (life and health insurance company; proposal relating to company investment policy vis-à-vis tobacco stocks)), the Staff has regularly issued no-action letters under Rule 14a-8(i)(5) where there was no clear nexus between the shareholder proposal and the company's business. *See, e.g., Atlantic Richfield Co.* (avail. January 28, 1997) (oil and gas company; proposal requesting report on potential economic and public relations costs to company of opposition to its investment in Myanmar); *Minnesota, Mining and Manufacturing* (avail. January 31, 1994) (mining and manufacturing company; the Staff permitted the exclusion of a proposal urging the preparation of a written report detailing the anticipated impact of the North American Free Trade Agreement ("*NAFTA*") on the company's competitive strategies and long-term shareholder value); *Mead Corp.* (avail. January 31, 1994) (manufacturing company; Rule 14a-8(i)(5) was deemed to furnish a basis for excluding a proposal that would have required the company provide a report on the anticipated impact of NAFTA or other trade agreements of a similar nature with Mexico on the company's competitive strategy and long-term shareholder value, even though the company conceded in its no-action letter request that it had supported NAFTA and expected that it would encourage growth in its business); *La Jolla Pharmaceutical Co.* (avail. February 18, 1997) (pharmaceutical research and development company; no significant relationship where company did not use fetal tissue or body tissue from intentionally aborted fetuses); *Merrill Lynch & Co., Inc.* (avail. January 21, 1994) (investment banking firm; no significant relationship where no link established between investment banking business of Merrill Lynch and the projects that were partially underwritten by a bond offering conducted by Merrill Lynch). The Proponent's request for a report on legislative or regulatory matters implies that a social issue that adversely impacts the economy of a country or area necessarily means that such issue significantly relates to a company's business for purposes of Rule 14a-8(i)(5). Such an implication is tantamount to concluding that every such social issue is significantly related to every company's business. This abstract connection is precisely the type of argument that the court in *Lovenheim* rejected and is not adequate to avoid the exclusion permitted under Rule 14a-8(i)(5).

Although the Proponents may represent the Proposal as involving social policies, such attempts would ultimately fail. The Proposal is intended to require Weatherford to justify the reorganization (which is not normally done in the context of other merger transactions) only because of Weatherford International Ltd.'s non-U.S. jurisdiction of incorporation and is not related to social policies of Weatherford. The Proposal simply does not involve social policies of Weatherford, but appears to involve the policies of U.S. federal and state governments towards non-U.S. companies. Social policies that are raised by the Proposal, if any, relate to legislative efforts of U.S. federal and state governments and, accordingly, there is no meaningful relationship to Weatherford's business.

C. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) of the Exchange Act provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has on many occasions found that a company could properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials when such proposals and supporting statements contained false and misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Farmer Bros. Co.* (avail. November 28,

2003); *Monsanto Co.* (avail. November 26, 2003); *Sysco Corp.* (avail. August 12, 2003); *Siebel Systems, Inc.* (avail. April 15, 2003). Specifically, the Staff has stated in Staff Legal Bulletin No. 14B that companies may rely "on rule 14a-8(i)(3) to exclude or modify a statement . . . where: [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading . . ." Staff Legal Bulleting No. 14B (September 15, 2004).

Weatherford believes that the Proposal may be properly excluded under Rule 14a-8(i)(3) for the following reasons:

- The Proposal contains statements that directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

- The Proposal contains factual statements that are materially false or misleading.

The Proponent has made the following statements in support of the Proposal which Weatherford considers to be materially false and misleading in violation of the Commission's proxy rules for the reasons set forth below:

1. **Proponent's Statement:** *"In 2002 the Company reincorporated itself from Delaware to Bermuda."*

This statement is materially false and misleading and the numerous other references in the Proposal to "reincorporation" are similarly materially false and misleading because Weatherford International Ltd. did not "reincorporate" itself from Delaware to Bermuda as asserted by the Proponent. In April 2002, Weatherford International Ltd. was formed as a Bermuda exempted company and a wholly-owned subsidiary of Weatherford Delaware. At the same time, Weatherford U.S. Holdings, L.L.C. was formed as a Delaware limited liability company and a wholly-owned, indirect subsidiary of Weatherford International Ltd. ("*Weatherford Holdings*"). Pursuant to an Agreement and Plan of Merger, Weatherford Merger, Inc., a Delaware corporation and wholly-owned, direct subsidiary of Weatherford Holdings, was merged with and into Weatherford Delaware with Weatherford Delaware surviving and thereby becoming an indirect subsidiary of Weatherford International Ltd. (the "*Merger*"). In connection with the Merger, each outstanding share of common stock of Weatherford Delaware was automatically converted by operation of law into the right to receive one common share of Weatherford International Ltd. Accordingly, stockholders of Weatherford Delaware owned exactly the same number of Weatherford International Ltd. common shares immediately after the Merger as they owned in Weatherford Delaware immediately prior to the Merger. Therefore, although Weatherford International Ltd. is the reporting successor to Weatherford Delaware for Commission reporting purposes, Weatherford International Ltd. has never been a Delaware corporation and Weatherford Delaware continues to exist as a Delaware corporation. For a complete description of the Agreement and Plan of Merger, which was approved with overwhelming shareholder support (as noted below), please see Amendment No. 1 to Weatherford International Ltd.'s registration statement on Form S-4 (containing a proxy statement/prospectus) filed with the Commission on May 22, 2002.

2. **Proponent's Statement:** *"The Impact Statement seeks to elicit information regarding the actual effect of the reincorporation from Delaware to Bermuda and the ongoing potential risks that could arise from legislation restricting our Company's ability to bid and obtain U.S. or State Government contract."*

This statement is materially misleading in at least two respects. First, the statement implies, without factual basis, that legislation restricting Weatherford's ability to bid for and obtain U.S. or state government contracts is a risk for Weatherford. As discussed previously in this letter, Weatherford's contracts with U.S. or state governments represent an insignificant part of its business. Further, the statement implies, without factual basis, that Weatherford has not disclosed the material effects of the Merger and any potential risks related thereto or adequately responded to investor information requirements. Note (b) to Rule 14a-9 makes clear that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is materially misleading under the federal securities laws. Further, Staff Legal Bulletin No. 14B (September 15, 2004) permits issuers to exclude or modify a statement for the same reasons. By implying, without factual basis, that Weatherford has not disclosed the material effects of the Merger, the Proponent impugns the character and integrity of Weatherford's management.

3. **Proponent's Statement:** *"Since the time that shareholders were asked to approve the Bermuda incorporation, significant political attention has focused on U.S. corporations that reincorporated in off-shore tax havens such as Bermuda."*

The characterization of Bermuda as a "tax haven" is both unsupported and false. In June 2000, the Organisation of Economic Co-Operation and Development (the "*OECD*"), of which the United States is a member, identified 35 jurisdictions as "tax havens" in its report entitled "*Progress in Identifying and Eliminating Harmful Tax Practices.*" Bermuda was not among the jurisdictions designated as a tax haven by the report. In fact, in "*The OECD's Project on Harmful Tax Practices: The 2004 Progress Report*" (February 2004), the OECD noted that 33 countries, including Bermuda, have "committed to the principles of effective exchange of information and transparency."

Moreover, insofar as references to "tax havens" imply that Weatherford has avoided its lawful tax obligations, such statements are in violation of Note (b) to Rule 14a-9 of the Exchange Act, more fully discussed below.

4. **Proponent's Statement**: *"Several members of Congress, including Charles Grassley (R) and Carl Levin (D) have called reincorporation to Bermuda "unpatriotic" when domestic companies and workers are being asked to finance the war against terrorism with their tax dollars."*

As noted above, Note (b) to Rule 14a-9 and Staff Legal Bulletin No. 14B make clear that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is materially misleading under the federal securities laws and any such material may therefore be excluded or modified. The Proponent plainly impugns the character of Weatherford's directors and management who consummated the Merger with overwhelming shareholder support (as evidenced by the fact that approximately 93% of the shares voted at the special meeting of shareholders called to consider the Merger (which vote represented approximately 82% of the then-outstanding shares) approved the Merger), by implying that they are "unpatriotic" for supporting the Merger, with no factual foundation or support. Couching unsupported aspersions in the form of vague and indirect statements by unnamed "members of Congress" does not absolve the Proponent of responsibility for the content of their statement. The Staff has permitted companies to exclude, or required proponents to modify, statements similar to the one quoted above. *See, e.g., General Electric Co.* (avail. January 28, 2004) (issuer permitted to exclude unsupported statements that impugn character of management and board of directors); *Xcel Energy* (avail. April 1, 2003) (company permitted to exclude unsupported statements suggesting that company's directors lacked accountability); *The Swiss Helvetia Fund, Inc.* (avail. April 3, 2001) (company permitted to exclude unsupported statements suggesting that directors may have violated, or may choose to violate, their fiduciary duty); *Phoenix Gold International, Inc.* (avail. November 21, 2000) (opinion that directors are not independent violates Rule 14a-9 and may be excluded); *Masco Corp.* (avail. April 3, 2000) (issuer permitted to exclude statements that suggest, without factual foundation, that directors violated their fiduciary duties); *POCI, Inc.* (avail. April 7, 1992) (statements labeling directors as arrogant and inept should be deleted, because in the Staff's view, such contentions, even if cast as opinions, appear to violate Rule 14a-9).

5. **Proponent's Statement:** *"The Homeland Security Appropriations Bill just signed into law in October, 2004 amends the Homeland Security Act and bans foreign incorporated entities or their US subsidiaries from obtaining future Homeland Security contracts."*

This statement infers, without factual foundation, that the recently enacted Homeland Security Appropriations Bill might prohibit Weatherford from obtaining Homeland

Security contracts due to Weatherford's jurisdiction of incorporation, which prohibition may adversely affect is business results. Weatherford is an oil and gas service company that does not handle Homeland Security contracts and, as discussed previously in this letter, Weatherford has very few U.S. or state government contracts. Accordingly, any inference that the recently enacted Homeland Security Appropriations Bill or any other law that would impede or prohibit the execution of contracts with the U.S. or state governments for Homeland Security purposes or otherwise is detrimental to Weatherford is materially misleading and false.

6. **Proponent's Statement:** *"Additional legislation restricting governmental contracts with such companies is being discussed."*

As noted above, the statement is materially false and misleading as it implies, without factual foundation, that legislation restricting or prohibiting Weatherford from entering into governmental contracts would adversely affect Weatherford.

7. **Proponent's Statement:** *"The State Treasurer of California has proposed that California public pension funds should not invest in companies incorporated in off-short tax havens such as Bermuda."*

As noted above, the use of the term "tax haven" with respect to Bermuda is materially false and misleading.

8. **Proponent's Statement:** *"Legislation restricting business with reincorporated companies has been adopted or is being considered in several other states."*

As discussed above, any inference that legislation restricting or prohibiting Weatherford from entering into governmental contracts is materially false and misleading, as such restrictions would not adversely affect Weatherford due to its minimal involvement with governmental entities.

9. **Proponent's Statement:** *"There is also the possibility that the political climate may shift, and doing business as an offshore company with other areas of the United States Government, such as the Department of Defense, may become more and more difficult."*

The statement is only the Proponent's opinion and also falsely implies that Weatherford is not adequately disclosing risks to its investors. In addition, as discussed above, the Proponent's statement, along with other statements within the Proposal relating to restrictions or prohibitions on government contracts with offshore companies, implies that any future legislation would constitute a risk to Weatherford and its operations. However, the recently enacted American Jobs Creation Act of 2004, designed to repeal the Extraterritorial Income Act tax regime, specifically grandfathered companies that had reorganized prior to March 4, 2003, such as Weatherford, from its provisions. *See* American Jobs Creation Act of 2004, Pub. L. No. 108-357, 118 Stat. 1418, 1562-1566 (2004) (definition of "surrogate foreign corporation"). Due to the lack of foundation for this statement and the improper inference that would likely be drawn from it, the statement should properly be excluded.

10. **Proponent's Statement:** *"There has been little in the way of continuing to assess the consequence of the move, and we believe that this impact statement will allow shareholders to [do] just that."*

The Proponent's statement is misleading because it implies, without factual foundation, that Weatherford has not continued to assess the effects of the Merger and that it has not, to the extent required by state and federal securities laws, disclosed the consequences of the Merger to the extent such consequences are material and required to be disclosed. Therefore, due to the lack of foundation for this statement and the improper inferences that could be drawn from this statement, the statement should properly be excluded.

11. **Proponent's Statement:** *"Shareholders deserve information that spells out the effects of reincorporation and allows then to better assess potential risks."*

The statement is materially false and misleading because it implies, without factual basis, that Weatherford has not disclosed the material effects of the Merger and any potential risks related thereto or adequately responded to investor information requirements.

In fact, the entire Proposal is misleading because it (i) impugns the character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or association by implying, without factual foundation, that (a) Weatherford reincorporated from Delaware to the U.S. to avoid tax obligations and (b) Weatherford has not adequately disclosed any risks related to the Merger that are material to its or its subsidiaries ongoing operations, and (ii) contains factual statements that are materially false and misleading.

As set forth above, the Proposal contains the types of statements that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. Further, while the majority of the false and misleading statements are set forth in the supporting statement, the problem cannot be remedied by merely omitting the supporting statement. By itself, the Proposal would be misleading because it would not identify the issues and concerns the Proponent is addressing. Thus, because the factual foundation for the Proposal is inherently misleading, it is excludable in its entirety.

In view of previous no-action letters and interpretations and recent cautionary statements by the Staff, Weatherford believes that the Proponent was on notice of the rules and interpretations that govern a proposal to be submitted for shareholder action. Accordingly, Weatherford requests that the Staff grant no-action relief for excluding the Proposal on the basis of Rule 14a-8(i)(3) rather than permit the Proponent to cure defects. An extended revision process would encourage redrafting and expansion of the already false and misleading Proposal, would lead to submission of future misleading proposals by the Proponent, and would also cause Weatherford to incur further legal and administrative costs while reducing the time available for Weatherford to prepare its proxy materials.

For the reasons set forth above, Weatherford respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and that the Staff should not allow the defects in the Proposal to be corrected by amendment. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements specifically discussed above. In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by Weatherford if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d) of the Exchange Act. We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Weatherford is attempting to finalize its proxy statement.

D. Rule 14a-8(i)(10)

Weatherford believes that the Proposal in essence is requesting a report on business and regulatory issues. As such, the Proposal may properly be omitted from Weatherford's proxy materials pursuant to Rule 14a-8(i)(10) of the Exchange Act, which allows exclusion if the company has already substantially implemented a proposal. Weatherford believes that the request for the information in the Impact Statement has been substantially implemented, and can therefore be omitted from its proxy statement, on the basis that management has in place a system and procedures to evaluate and manage the risks and consequences associated with the ongoing effects of the Merger.

When a company can demonstrate that it has already adopted policies or acted to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See Exxon Mobil Corp.* (avail. January 24, 2001); *Nordstrom Inc.* (avail. Feb. 8, 1995); *The Gap, Inc.* (avail. March 8, 1996). Furthermore, the fact that a company's implementation was not precisely in the format requested does not entitle the proponent to submit the proposal. *See Exxon Mobil Corp.* (avail. January 24, 2001); *E.I. du Pont de Nemours and Co.* (avail. February 14, 1995); *The Boeing Co.* (avail. February 7, 1994).

To the extent that the Proposal is designed to foster communication of material information about the consequences and ongoing effects of the Merger, it has been substantially implemented. Management already communicates material information about Weatherford, including any material tax or regulatory consequences and liquidity matters, to its shareholders in various ways as required or permitted under federal and state securities laws - *e.g.*, Commission filings, press releases and quarterly earnings and other investor conference calls. To require a special report on these issues that Weatherford continues to address would be substantially duplicative of efforts already being undertaken. The following material information regarding the Merger has already been provided, or is otherwise available, to shareholders:

1. *Weatherford International Ltd.'s Annual Report on Form 10-K filed with the Commission on March 10, 2004.*

- "***Changes in tax laws could adversely impact our results.***

  On June 26, 2002, the stockholders and Board of Directors of Weatherford International, Inc. approved our corporate reorganization and Weatherford International Ltd., a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. The realization of the tax benefit of this reorganization could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing authorities." (page 16)

- "Our effective tax rates were 26.0% in 2003, 44.3% in 2002 and 36.3% in 2001. Excluding the write-down in our investment in Universal, the restructuring and asset impairment charge and related taxes, our 2002 effective tax rate was 32.3%. The decrease in the effective tax rate from 2003 to 2002 reflects the continued benefits realized from our June 2002 corporate reorganization. The decrease in 2002 over 2001 is primarily due to the impact of non-amortization of goodwill on earnings before taxes in 2002, benefits of our corporate reorganization and the favorable settlement of several audits in various taxing jurisdictions." (page 25)

- Note 17 to Weatherford International Ltd.'s Consolidated Financial Statement (pages 68 – 70) sets forth charts showing the difference in taxes payable for the years ended December 31, 2001, 2002 and 2003.

2. *Weatherford International Ltd.'s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2004.*

- "On June 26, 2002, the stockholders and Board of Directors of Weatherford International, Inc. approved our corporate reorganization, and Weatherford International

Ltd., a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. The realization of the tax benefit of this reorganization could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing authorities.

If the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects or interpretation of tax laws, treaties and regulations, we could incur a material amount of U.S. federal income tax as a result of our June 2002 reorganization as a Bermuda company.

Our non-U.S. affiliates conduct our operations in a manner intended to ensure that we do not engage in the conduct of a U.S. trade or business. However, if the IRS successfully contends that we or any of our non-U.S. affiliates are engaged in a trade or business in the United States, we or such non-U.S. affiliate would be required to pay U.S. corporate income tax on income that is subject to the taxing jurisdiction of the United States, and possibly the U.S. branch profits tax. Additionally, U.S. subsidiaries would continue to be subject to U.S. corporate income tax on their worldwide income, and our then existing foreign subsidiaries would continue to be subject to U.S. corporate income tax on their U.S. operations." (page 33)

3. *Weatherford International Ltd.'s Annual Report on Form 10-K filed with the Commission on March 8, 2003.*

- "**Changes in tax laws could adversely impact our results**.

  On June 26, 2002, the stockholders and Board of Directors of Weatherford International, Inc. approved our corporate reorganization, and Weatherford International Ltd., a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. Our expectations as to the tax benefits that could result from our reorganization were based upon laws in effect at the time of the reorganization. Legislation proposed after we began to develop a reorganization plan, including legislation that has been recently introduced, has included items that could, if enacted, restrict or eliminate our ability to realize anticipated tax benefits. Changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing authorities could adversely impact our ability to realize tax benefits from our reorganization and adversely impact our results." (page 17)

- "Our effective tax rate on net income in 2002, excluding the impact of the non-recurring charge and write-down in our investment in Universal was approximately 32.3% compared to 36.3% in 2001. The change is primarily due to the impact of non-amortization of goodwill on earnings before tax in 2002, benefits of our corporate reorganization and the favorable settlement of several audits in various taxing jurisdictions." (page 27)

- Note 18 to Weatherford International Ltd.'s Consolidated Financial Statement (pages 68 – 70) sets forth charts showing the difference in taxes payable for the years ended December 31, 2000, 2001 and 2002.

To the extent that the Proposal is designed to provide shareholders with an opportunity to communicate directly with members of Weatherford's management and directors, regardless of the fact that such individuals would not be able to share material nonpublic information with such shareholders, then it must be noted that the shareholders are already provided an opportunity to communicate directly with such individuals at the annual shareholders' meeting.

On a regular basis, the board of directors and the management of Weatherford review the risks facing Weatherford's business, including the consequences of the Merger and regulatory matters associated with the tax implications associated with the Merger. Management has considered the Proposal in connection with submitting this letter and can assure the Proponent and the Staff that it has considered and will continue to consider concerns of its shareholders as well as a mix of other information from other sources in managing risk and making business decisions.

For the reasons set forth above, the Proposal may be excluded under Rule 14a-8(i)(10) as Weatherford has already substantially implemented its components.

Conclusion

For the reasons outlined above, Weatherford respectfully requests that the Staff concur in its conclusion that the Proposal need not be included in its proxy statement and form of proxy for its 2005 Annual Meeting. Weatherford is prepared to submit additional support for exclusion under Rule 14a-8(i)(7), (i)(5), (i)(3) and (i)(10) and believes that exclusion under each of these rules is warranted.

In the event the Staff disagrees with any conclusion expressed herein, or if we can assist in any way in providing information in support or explanation of Weatherford's position, we would appreciate an opportunity to confer with the Staff before issuance of its response. Please contact the undersigned at (713) 220-4323 or Mr. Burt M. Martin, Senior Vice President, General Counsel and Secretary of Weatherford International Ltd., at (713) 693-4178 with any questions.

Sincerely,

W. Mark Young

cc: Burt M. Martin, Weatherford International Ltd.
Thomas P.V. Masiello, Massachusetts Laborers' Pension Fund
Linda Priscilla, Laborers' International Union of North America Corporate Governance Project

HEALTH & WELFARE
PENSION
ANNUITY
TRAINING FUND
LEGAL SERVICES

MASSACHUSETTS LABORERS' BENEFIT FUNDS

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

FAX COVER SHEET

DATE: 12-14-04

TO: Burt Martin

COMPANY: Weatherford

FAX NO.: 713-693-4484

OF PAGES: 5
(Including Cover Sheet)

FROM
Thomas P. V. Masiello, Administrator
Massachusetts Laborers' Benefit Funds
Tel: (781) 272-1000 Ext: 131
Fax: (781) 238-0717

Message

If you should have any problems receiving this transmission, please contact Debbie Kaupelis. Ext: 134.

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

Sent Via Fax (713) 693 4484

December 14, 2004

Mr. Burt M. Martin, Secretary
Weatherford International, Ltd.
515 Post Oak Blvd., Suite 600
Houston, Texas 77027

SUBJECT: Shareholder Proposal

Dear Mr. Martin:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Weatherford International, Ltd. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 3,700 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P.V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc. Linda Priscilla

SHAREHOLDER PROPOSAL

RESOLVED:

The shareholders of Weatherford International, Ltd. (the "Company") hereby request the Company prepare and issue a Reincorporation Impact Statement ("Impact Statement") that provides information relating to ongoing impact of the 2002 change in the Company's jurisdiction of incorporation from the United States of America to Bermuda.

Specifically, the Impact Statement should include information on the following:

1. Discussion of the tax consequences of the reincorporation;

2. Discussion of the effect of the move, if any, on access to international capital markets, acquisition opportunities, non-U.S. investors, global cash management, and any changes in corporate structure resulting in expansion of our current business.

3. Impact of legislative or regulatory changes in the U.S. (such as the Homeland Security Act Appropriations Bill) on the Company's current business or business plan;

SUPPORTING STATEMENT

In 2002 the Company reincorporated itself from Delaware to Bermuda. At the time, the Company suggested that such a move would have a positive impact on future taxes, access to international markets, acquisition opportunities, positive impact on non-U.S. investors, positive changes in global cash management and corporate structure.

The Impact Statement seeks to elicit information regarding the actual effect of the reincorporation from Delaware to Bermuda and the ongoing potential risks that could arise from legislation restricting our Company's ability to bid and obtain U.S. or State Government contracts.

Since the time that shareholders were asked to approve the Bermuda incorporation, significant political attention has focused on U.S. corporations that reincorporated in off-shore tax havens such as Bermuda. Several members of Congress, including Charles Grassley (R) and Carl Levin (D) have called reincorporation to Bermuda "unpatriotic" when domestic companies and workers are being asked to finance the war against terrorism with their tax dollars. The Homeland Security Appropriations Bill just signed into law in October, 2004 amends the Homeland Security Act and bans foreign incorporated entities or their US subsidiaries from obtaining future Homeland Security contracts. Additional legislation restricting governmental contracts with such companies is being discussed.

In addition to the national issues raised, there are other points to consider. The State Treasurer of California has proposed that California public pension funds should not invest in companies incorporated in off-short tax havens such as Bermuda. Legislation restricting business with reincorporated companies has been adopted or is being considered in several other states. There is also the possibility that the political climate may shift, and doing business as an offshore company with other areas of the United States Government, such as the Department of Defense, may become more and more difficult.

There has been little in the way of continuing to assess the consequence of the move, and we believe that this impact statement will allow shareholders to just that. Shareholders deserve information that spells out the effects of the reincorporation and allows then to better assess potential risks.

We urge you to vote FOR this important disclosure.

STATE STREET
For Everything You Invest In

Timothy Bias
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JOB7N
Quincy, Massachusetts 02171

Telephone: (617) 985-3755
Facsimile: (617) 537-5410
tbias@statestreet.com

[SENT VIA FACSIMILE 713-693-4484]

December 14, 2004

Burt M. Martin
Secretary
Weatherford International, Ltd.
515 Post Oak Blvd
Suite 600
Houston, TX 77027

Re: Record Letter

Dear Mr Martin:

State Street Bank is the record holder for 3,700 shares of Weatherford International, Ltd. ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been the beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 617-985-2024.

Sincerely,

Tim Bias

cc. Thomas J. Harrington, Fund Chairman
Edward J. Durkin

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

CERTIFIED MAIL: 70030500000140313023

February 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUBJECT: Response to Weatherford International Ltd.'s Request for No-Action Advice Concerning the Massachusetts Laborers' Pension Fund Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund ("Fund") hereby submits this letter in reply to Weatherford International Ltd.'s ("Weatherford" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Reincorporation Impact Statement shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rule 14a-8(i)(7)

Weatherford first contends that the Proposal may be excluded because it relates to the company's ordinary business operations. The Company claims:

> The various subject matters of the Impact Statement called for by the Proposal, addressing the consequences and impacts of Weatherford's reorganization as a Bermuda company, encroaches upon areas which are fundamental to

> management's day-to-day operation of Weatherford's business and, therefore, is excludable under Rule 14a-8(i)(7).

It further asserts that the Proposal seeks to micro-manage Weatherford because the Proposal "potentially involves excessive detail and involves complex business matters."

The Proposal reads as follows:

> The shareholders of Weatherford International, Ltd. (the "Company") hereby request the Company prepare and issue a Reincorporation Impact Statement ("Impact Statement") that provides information relating to ongoing impact of the 2002 change in the Company's jurisdiction of incorporation from the United States of America to Bermuda.
>
> Specifically, the Impact Statement should include information on the following:
>
> 1. Discussion of the tax consequences of the reincorporation;
> 2. Discussion of the effect of the move, if any, on access to international capital markets, acquisition opportunities, non-U.S. investors, global cash management, and any changes in corporate structure resulting in expansion of our current business.
> 3. Impact of legislative or regulatory changes in the U.S. (such as the Homeland Security Act Appropriations Bill) on the Company's current business or business plan.

The Company should not be allowed to rely on Rule 14a-8(i)(7) to exclude the Proposal for it involves a significant social policy issue that has great bearing on shareholders' investment in the Company and the Proposal cannot reasonably be construed to seek to micromanage Weatherford. Rather, the Proposal seeks to elicit information both relevant and important to shareholders as they monitor their investments in the Company.

We note that on April 5, 2002, Weatherford filed Form S-4 discussing the Special Meeting of Stockholders of Weatherford International, Inc. and seeking shareholder approval of the proposed merger for the purpose of reorganizing the company. The merger allowed Weatherford International, Inc. to become an indirect subsidiary of a new Bermuda holding company, Weatherford International Ltd.

In seeking shareholder approval the Company discussed the merger and several potential benefits, as well as risks, of the transaction. The Company stated:

> We believe this merger will facilitate the growth of your company by enabling it to gain business, financial and strategic advantages that are not available under our current corporate structure. The merger should enhance our access to international capital markets and our competitiveness regarding international opportunities. It should also increase our operational flexibility and improve our global tax position and cash flow. Additionally, the company should be a more attractive investment alternative to a wider range of investors.
>
> . . . .
>
> We believe these benefits should enhance stockholder value. However, we cannot predict what impact, if any, the merger will have in the long term because the achievement of our objectives depends on many things, including our ability to react to any changes in the tax laws and treaties of the various jurisdictions in which we operate or where we are incorporated or are resident. Please read "The Merger -- Background and Reasons for the Merger" beginning on page 11.
>
> It is important to note that currently proposed legislation, if enacted, would have the effect of eliminating or reducing the anticipated tax benefits of the transaction.
>
> . . . .
>
> We believe that Weatherford Delaware and Weatherford Bermuda should not incur any significant taxes in connection with consummation of the merger. However, changes in tax laws, treaties or regulations or the interpretation or enforcement of these tax laws, treaties or regulations, could adversely affect the tax consequences of the merger to Weatherford Bermuda, its subsidiaries and the shareholders of Weatherford Bermuda and its subsidiaries. In addition, if the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects or interpretation of these laws, treaties and regulations, this could have a material adverse effect on the tax consequences of the merger.
>
> It is important to note that several members of the United States Congress have introduced legislation that, if enacted, would have the effect of eliminating or reducing the anticipated tax benefits of the transaction. In addition, several other

> members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the merger. As a result of the increased scrutiny of these transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which could have an adverse effect on the expected benefits of the merger. If in response to any of these changes Weatherford Bermuda or its subsidiaries undertake a corporate restructuring, such restructuring could result in additional adverse tax consequences to Weatherford Bermuda, its subsidiaries or its shareholders.

Note that the Proposal submitted by our Fund does no more than seek to gather information for shareholders to assess whether the reincorporation did in fact offer the benefits that the Company suggested might occur. The Proposal does not seek to "second-guess" Weatherford as it suggests. It does seek to hold the Company accountable and review the reincorporation now that some time has passed. As demonstrated above, many representations were made by the Company concerning the benefits of the reincorporation. Several caveats were offered as well, such as the effect of potential legislation that could reduce or even eliminate the tax benefits of the transaction.

Shareholders are entitled to such information and the requested report should not be difficult for the Company to produce. As noted in the supporting statement of the Proposal, significant political attention has focused on the issue of reincorporation, transcending any argument that this is a matter of ordinary business. The transaction was justified on the basis of major benefits it offered the Company and shareholders. It is appropriate for shareholders to request information to assess whether such benefits accrued. For these reasons we do not believe the Company has satisfied its burden of persuasion under Rule 14a-8(i)(7).

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rule 14a-8(i)(5)

The Company next argues that the Proposal may be omitted for it relates to an insignificant portion of its business and is therefore not relevant. To justify this request the Company focuses on one provision of the Proposal, that is, the request for a discussion of the impact of legislative or regulatory changes in the U.S. (such as the Homeland Security Act Appropriations Bill) on the Company's current business or business plan. The Company proceeds to note that it has only one contract with the U.S. government.

As we discussed above, the Company specifically referenced potential legislation that could have a profound effect on the advantages of the reincorporation. In its Form S-4 Weatherford stated:

> It is important to note that several members of the United States Congress have introduced legislation that, if enacted, would have the effect of eliminating or reducing the anticipated tax benefits of the transaction. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the merger. As a result of the increased scrutiny of these transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which could have an adverse effect on the expected benefits of the merger.

The Proposal discussed the Homeland Security Act Appropriations Bill merely as an example. The thrust of the request is that the Company discuss the impact of legislative changes on the Company's business plans. The Company itself noted that such legislation could have an adverse effect on the expected benefits of the merger, which is not "irrelevant" to its shareholders. The requested report would serve the useful purpose of having the Company articulate to shareholders how its plans have fared. To the extent that certain legislation has no material effect, the Company can simply report that. However, that does not make insignificant the Company reporting whether the major reason for the transaction; i.e., the tax benefits, came to pass or not. The Company has failed to satisfy its burden of persuasion that the Proposal can be omitted under Rule 14a-8(i)(5).

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rule 14a-8(i)(3)

The Company next argues that the Proposal should be omitted or at least certain statements eliminated under Rule 14a-8(i)(3) because the Proposal is materially false or misleading and contains statements that impugn character, integrity or personal reputation. The Company quotes several statements from the supporting statement of the Proposal to justify its request under 14a-8(i)(3). However, none of the statements impugn the character, integrity or reputation of the company or any of its representatives and Weatherford's request should be denied.

The Company first argues that the Proposal's statement characterizing Weatherford's corporate restructuring as a reincorporation is false and misleading. It proceeds to describe the transaction in great detail, the type of detail that would probably consume several hundred words of the 500 word limit for a shareholder proposal. The statement that Weatherford reincorporated is not misleading; that is generally understood to be the case. On April 5, 2002, Weatherford issued a news release announcing the reincorporation. It stated: "Weatherford International, Inc. today announced that its Board of Directors has approved a corporate restructuring plan to change the company's place of incorporation from Delaware to Bermuda." Shareholders will not be misled by the Proposal's reference to a reincorporation.

The Company next argues that the following statement is misleading: "The Impact Statement seeks to elicit information regarding the actual effect of the reincorporation from Delaware to Bermuda and the ongoing potential risks that could arise from legislation restricting our Company's ability to bid and obtain U.S. or Statement Government contracts." The Company incorrectly reads this to imply that "legislation restricting Weatherford's ability to bid for and obtain U.S. or state government contracts is a risk for Weatherford." As discussed above, Weatherford filed Form S-4. In this filing the Company stated:

> It is important to note that several members of the United States Congress have introduced legislation that, if enacted, would have the effect of eliminating or reducing the anticipated tax benefits of the transaction. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the merger. As a result of the increased scrutiny of these transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which could have an adverse effect on the expected benefits of the merger.

The Proposal seeks to elicit information to learn if concerns expressed by the Company have come to pass. It does not imply that the Company has concealed anything; it implies nothing at all. Rather, it simply requests the type of information to which shareholders are entitled as they seek to monitor their investment in a company.

The Company next makes much of the reference to Bermuda as a tax haven. Clearly, tax reasons motivated the Company's reincorporation or restructuring of business to become a Bermuda corporation. We believe that Bermuda is regarded as a tax haven. "Tax

Havens of the World" lists Bermuda as a tax haven jurisdiction. See www.offshore-companies.com/book.html. Media coverage of the reincorporation issue also characterized Bermuda as a tax haven. (See, e.g., David Cay Johnston, "Tax Treaties with Small Nations Turn into a New Shield for Profits," The New York Times, Apr. 16, 2002 ("The paper company then sends the money to the United States company's worldwide headquarters in Bermuda, which has no income tax and is the tax haven of choice for many companies."). To the extent that the Staff disagrees, the remedy should be removing references to the term "tax haven," not omitting the Proposal.

The Company next argues that the Proposal is false and misleading by referencing comments that reincorporation to Bermuda is unpatriotic and that the Proposal "[c]ouch[ed] unsupported aspersions in the form of vague and indirect statement by unnamed 'members of Congress.'" However, the Proposal does no such thing. It specifically references such statements made by Senators Charles Grassley and Carl Levin. The Company has discussed the risks presented by legislation that might eliminate the advantages of the reincorporation. The supporting statement references the statements by Senators Grassley and Levin to note that sentiment exists against reincorporation, which is offered to justify the Proposal's request for further information.

The remainder of the Company's argument refers to arguments we have already addressed, namely that by inquiring about the effects of potential legislation and asking for detailed information about the effects of the reincorporation that we are somehow misleading shareholders or impugning the Company's integrity. The Company has failed to satisfy its burden of persuasion that the Proposal is false and misleading and it should not be allowed to exclude the Proposal under Rule 14a-8(i)(3).

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rule 14a-8(i)(10)

The Company finally argues that the Proposal has been substantially implemented and thus is excludable under Rule 14a-8(i)(10). However, all the Company cites in support of this proposition is a number of references made in various filings noting the risk that "changes in tax laws could adversely impact our results." The Proposal has been submitted so that shareholders can learn more about the various risks and rewards of this transaction that the Company implemented several years ago. We are not seeking to gain access to material nonpublic information. We are seeking to hold management and the board of directors accountable by requesting a report that will provide useful and important information to shareholders. The Company has not prepared such a report, nor has it provided the type of relevant and important information requested by the Proposal.

We respectfully submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7), (i)(5), (i)(3) or (i)(10) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Very truly yours,

Thomas P.V. Masiello

Thomas P.V. Masiello
Administrator

TPVM/dmk

Cc: W. Mark Young, Esq.
Andrews & Kurth, LLP
600 Travis, Suite 4200
Houston, TX 77002

CERTIFIED MAIL: 7003 0500 0001 4031 3030

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weatherford International Ltd.
Incoming letter dated January 3, 2005

The proposal requests that Weatherford International Ltd. prepare a "Reincorporation Impact Statement" that provides information regarding the ongoing impact of the reorganization from the United States to Bermuda and that includes information specified in the proposal.

There appears to be some basis for your view that Weatherford International Ltd. may exclude the proposal under rule 14a-8(i)(7), as relating to Weatherford International Ltd.'s ordinary business operations (i.e., evaluation of specific effects of a completed transaction). Accordingly, we will not recommend enforcement action to the Commission if Weatherford International Ltd. omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Weatherford International Ltd. relies.

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser